UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

11 May 2010

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

11 May 2010

DIAGEO ANNOUNCES NICK ROSE TO STAND DOWN AS CHIEF FINANCIAL OFFICER AT OCTOBER 2010 AGM. DEPUTY CFO DEIRDRE MAHLAN TO REPLACE HIM

Diageo has this morning announced that Nick Rose will stand down from the Board at the Company’s AGM on 14 October 2010 and that Deirdre Mahlan, currently Diageo’s Deputy Finance Director, will replace Nick on the Board as Chief Financial Officer.  Nick will remain with Diageo until the end of December 2010.

Making the announcement, Diageo Chief Executive Paul Walsh said:

‘Nick has made the decision to leave Diageo after eighteen very successful years. During that time he has made a major contribution to Diageo for which he has my thanks, admiration and respect. He is an exceptional colleague and I know that the Board and all those who have worked with, and for, Nick share this view.   Over the last thirteen years as CFO he has built a very strong finance function of which he and Diageo can be proud.  One of the strengths of this function is its talent and I know that Nick is delighted that his successor can be an internal appointment.

‘Deirdre joined Diageo having worked for the Seagram Company since 1992. She has held a number of senior finance positions in Diageo including Finance Director of our biggest region, North America, and as Global Head of Tax, of Treasury and of Shared Services. During this time Deirdre demonstrated to the Board that she has the ability to be Diageo’s Chief Financial Officer and today I am delighted to announce her appointment. Deirdre will make a significant contribution to the finance function and to the Board and I and my colleagues look forward to working with Deirdre in her new role.’

ENDS

Investor enquiries:

Catherine James

+44 (0)20 8978 2272

investor.relations@diageo.com

Media enquiries:

James Crampton

+44 (0)20 8978 4613

Stephen Doherty

+44 (0)20 8978 2528

media.comms@diageo.com

Forward-looking statements

This document contains ‘forward-looking statements’. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations and plans with respect to future matters, including changes in the board of directors. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 11 May 2010	By:	/s/ Paul Tunnacliffe
Name: Paul Tunnacliffe
Title: Company Secretary